Top 10 Holdings

Top Ten Holdings As Of 7/31/2008 (excluding US Treasuries)

Description	Ticker	Percent
SPDR Gold Trust	GLD	5.02%
Compuware Corp.	CPWR	3.39%
Market Vectors Gold Miners ETF	GDX	2.96%
Linn Energy, LLC	LINE	2.54%
Advance Auto Parts Inc.	AAP	2.45%
FARO Technologies, Inc.	FARO	2.31%
Jabil Circuit, Inc.	JBL	2.19%
Learning Tree International Inc.	LTRE	2.16%
Carters, Inc.	CRI	1.99%
Occidental Petroleum Corp.	OXY	1.92%

PRESIDIO FUNDS

Sector Weightings

as of July 31, 2008



Net Cash*, 19.64%
Basic Materials, 19.36%
Technology, 12.77%
Industrial Goods & Services, 12.75%
Healthcare, 11.40%
Consumer Goods & Services, 7.91%
Business Services, 7.13%
Retail, 3.94%
Aerospace & Defense, 1.78%
Utilities, 1.74%
Financial Services & Insurance, 1.58%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Basic Materials	19.36%
Technology	12.77%
Industrial Goods & Services	12.75%
Healthcare	11.40%
Consumer Goods & Services	7.91%
Business Services	7.13%
Retail	3.94%
Aerospace & Defense	1.78%
Utilities	1.74%
Financial Services & Insurance	1.58%
Net Cash	19.64%